UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER

CUSIP NUMBER
465141406

(CHECK ONE):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐Form 10-Q and Form 10-QSB
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I - REGISTRANT INFORMATION

Isramco, Inc
Full Name of Registrant

Former Name if Applicable

2425 West Loop South, Suite 810
Address of Principal Executive Office (Street and Number)

Houston, Texas 77027
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is expecting a third party reserve report necessary for the completion of and disclosure in the Form 10-K and that is required to be filed as an Exhibit to such 10-K.  That report is to be completed and delivered March 15, 2012. The Registrant anticipates that it will require several days to incorporate that report and provide to the Company’s independent accountants all the documentation necessary to complete the ancillary footnotes relating to gas reserves in the final audit for the fiscal year ended December 31, 2011. The reserve report is expected to materially increase the Company’s proven undeveloped reserves and not affect the financials statements for fiscal 2011, other than the footnote disclosures on such reserves. The Company believes it will be able to provide full information to its independent accountants so that the audit will be complete prior to the fifteenth calendar day following the original due date, and that Registrant’s Form 10-K will be filed by that date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edy Francis	713	621-6785
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes; The net income for 2011 is expected to be $7,381,000 or $2.72, per share compared to a net loss of $2,787,000 or ($1.03) per share in 2010. The increase in net income was primarily due to the impact of sale of marketable securities, derivatives, higher oil and NGLs sales revenues due to higher prices and lower depreciation, depletion and amortization expenses.

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Isramco, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2012	By	/s/ Edy Francis
Edy Francis, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).